Exhibit 99.1

Verastem Reports Second Quarter 2017 Financial Results

Company Expects to Report Top-line Data from Phase 3 DUO™ Study in Late Summer 2017

BOSTON, MA – August 8, 2017 – Verastem, Inc. (NASDAQ: VSTM), focused on discovering and developing drugs to improve the survival and quality of life of cancer patients, today reported financial results for the second quarter ended June 30, 2017 and provided an overview of certain corporate developments.

“The second quarter of 2017 was marked by several duvelisib data presentations at top hematology-focused medical meetings,” said Robert Forrester, President and Chief Executive Officer of Verastem.  “Long-term follow-up data from the Phase 2 DYNAMO™ study, which was presented at the 14th International Conference on Malignant Lymphoma (ICML), demonstrated a durable 47% response rate and a well characterized and manageable safety profile in patients with indolent non-Hodgkin Lymphoma (iNHL) whose disease is refractory to both rituximab and chemotherapy or radioimmunotherapy.  These overall DYNAMO results were followed by promising subgroup data for DYNAMO patients with follicular lymphoma (FL) or small lymphocytic lymphoma (SLL), presented at the 22nd Congress of the European Hematology Association (EHA), which described high response rates of 43% and 68% in FL and SLL, respectively.  We remain highly encouraged by the data generated to date from the duvelisib program and we look forward to reporting top-line data from the Phase 3 DUO™ study in relapsed/refractory chronic lymphocytic leukemia and small lymphocytic lymphoma (CLL/SLL) currently expected in the latter part of summer 2017.”

Second Quarter 2017 and Recent Highlights:

Duvelisib

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Ongoing Phase 3 DUO Study in Relapsed or Refractory CLL/SLL – The efficacy and safety of duvelisib is currently being evaluated in the randomized Phase 3 DUO study in patients with relapsed or refractory CLL/SLL.  In the DUO study, approximately 300 patients were randomized 1:1 to receive duvelisib or ofatumumab.  The trial was fully enrolled in November 2015.  The primary endpoint of this study is progression free survival (PFS).  Key secondary endpoints include overall response rate (ORR), overall survival (OS), duration of response (DOR) and safety.  Verastem expects to report top-line data from the DUO study in the latter part of summer 2017.

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Presented Long-Term Follow Up Data in Patients with Double-Refractory FL and SLL at EHA 2017 – Long-term follow up data from the subsets of patients with FL or SLL who were enrolled in the ongoing Phase 2 DYNAMO study were the subject of presentations at EHA 2017 in Madrid, Spain.  In an oral presentation, titled “DYNAMO: A Phase 2 Study Demonstrating the Clinical Activity of Duvelisib in Patients with Double-Refractory Follicular Lymphoma,” Pier Luigi Zinzani, M.D., Ph.D., of the University of Bologna Institute of Hematology, reported that duvelisib monotherapy demonstrated an ORR of 43%, as determined by an independent review committee, with 83% of patients experiencing a reduction in the size of target lymph nodes.  The median DOR was 7.9 months, the median PFS was 8.3 months, and the median overall survival

(OS) was 27.8 months.  In an e-poster presentation, titled “DYNAMO: The Clinical Activity of Duvelisib in Patients with Double-Refractory Small Lymphocytic Lymphoma in a Phase 2 Study,” Dr. Zinzani reported that duvelisib as a monotherapy demonstrated an ORR of 68%, as determined by an independent review committee, with 100% of patients experiencing a reduction in the size of target lymph nodes.  With a median time on duvelisib of 12 months, median DOR was 10.1 months, median PFS was 11.7 months, and median OS was 28.9 months.  The safety profile of duvelisib monotherapy remained consistent with what has been previously reported in iNHL and other hematologic malignancies.  Copies of Dr. Zinzani’s oral and e-poster presentations are available here and here.

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Presented Long-Term Follow Up Data from the Phase 2 DYNAMO Study at ICML 2017 – Long-term follow up data from the ongoing Phase 2 DYNAMO study was highlighted in an oral presentation at ICML 2017 in Lugano, Switzerland.  In the presentation, titled “DYNAMO:  A Phase 2 Study Demonstrating the Clinical Activity of Duvelisib in Patients with Double-Refractory Indolent Non-Hodgkin Lymphoma,” Dr. Zinzani, reported that duvelisib as a monotherapy demonstrated an ORR of 47%, as determined by an independent review committee, with 88% of patients experiencing a reduction in the size of target lymph nodes.  Overall, the median DOR was 10 months, the median PFS was 9 months, and the median overall survival was 27.8 months.  With additional follow-up (median 18 months), the safety profile of duvelisib monotherapy remained consistent with what has been previously reported in iNHL and other hematologic malignancies.  The DYNAMO study met its primary ORR endpoint (p=0.0001) at the primary analysis.  A PDF of Dr. Zinzani’s oral presentation is available here.

Defactinib (VS-6063)

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Published Scientific Data Highlighting Potential Role of Focal Adhesion Kinase (FAK) Inhibition in Pancreatic and Breast Cancer  – In July 2017, Verastem announced the publication of two papers in the peer-reviewed journals, PLoS One and Oncotarget.  The two published articles reported scientific findings from studies evaluating FAK inhibition in preclinical models of pancreatic and breast cancer and continue to validate the underlying thesis for ongoing clinical collaborations evaluating Verastem’s lead FAK inhibitor defactinib in combination with chemotherapeutic and leading immunotherapeutic agents in several difficult to treat types of cancer.  The PLoS One paper in pancreatic cancer is available here and the Oncotarget paper in breast cancer is available here.

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Presented Preclinical Data at the 2017 American Association for Cancer Research Annual Meeting  – In an oral presentation titled, “Reprogramming the tumor microenvironment to improve responses to therapy,” Verastem scientific collaborator David G. DeNardo, Ph.D., Associate Professor of Medicine, Division of Oncology, Department of Immunology, Washington University School of Medicine in St. Louis, described data demonstrating that FAK inhibition can enable efficacy of PD-1 inhibition in preclinical models of pancreatic cancer that, like the clinical disease, are otherwise refractory to checkpoint inhibition.  Verastem’s FAK inhibitor, defactinib, is currently being evaluated in combination with Merck’s PD-1 inhibitor, pembrolizumab, and gemcitabine in patients with advanced pancreatic ductal adenocarcinoma (PDAC).  Initial analysis of immune biomarkers from matched pairs of metastatic biopsies, taken either pre- or post-treatment, from patients with PDAC showed an increase in activated proliferating cytotoxic T cells together with a reduction in tumor-associated macrophages (TAMs).  A PDF copy of Dr. DeNardo’s oral presentation is available here.

Corporate and Financial

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Julie B. Feder Appointed Chief Financial Officer – In July 2017, Verastem announced the appointment of Ms. Feder as its Chief Financial Officer.  Ms. Feder is an accomplished financial professional with invaluable leadership experience in the healthcare industry.  She joins Verastem from the Clinton Health Access Initiative, Inc. (CHAI), where she served as Chief Financial Officer.  Prior to joining CHAI, Ms. Feder held finance roles of increasing responsibility at Genzyme Corporation including leading the internal audit process.  Ms. Feder began her career at Deloitte & Touche LLP and she holds a Bachelor of Science in Accounting from Yeshiva University’s Sy Syms School of Business.

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Eric K. Rowinsky, M.D. Appointed to the Board of Directors – Verastem announced the appointment of Eric K. Rowinsky, M.D., to its Board of Directors. Dr. Rowinsky brings to Verastem nearly 30 years of experience in the development of cancer treatments, such as cetuximab (Erbitux®) when he was Chief Medical Officer of ImClone Systems, as well as Cyramza®, Portrazza®, Taxol®, Taxotere®, Hycamtin®, Tarceva®, Camptosar®, Tykerb®, and cixutumumab, among others.  He is a member of the board of directors of Biogen, Navidea, and Fortress Biotech, all public life sciences companies, and has served on the board of directors of BIND Therapeutics, a life-science company acquired by Pfizer.    Dr. Rowinsky replaced Paul A. Friedman, M.D. who transitioned from his role as Director to become a member of Verastem’s Clinical and Scientific Advisory Board.

Second Quarter 2017 Financial Results

Net loss for the three months ended June 30, 2017 (2017 Quarter) was $13.4 million, or $0.36 per share, as compared to a net loss of $8.6 million, or $0.23 per share, for the three months ended June 30, 2016 (2016 Quarter).  Net loss includes non-cash stock-based compensation expense of $1.2 million and $1.7 million for the 2017 Quarter and 2016 Quarter, respectively. Verastem used $14.5 million for operating activities during the 2017 Quarter .

Research and development expense for the 2017 Quarter was $9.0 million compared to $4.5 million for the 2016 Quarter. The $4.5 million increase from the 2016 Quarter to the 2017 Quarter was primarily related to an increase of $3.6 million in contract research organization expense for outsourced biology, development and clinical services, which includes our clinical trial costs, an increase of approximately $894,000 in consulting fees, and an increase in personnel related costs of approximately $244,000. These increases were offset by a decrease in stock-based compensation and other expenses of approximately $176,000.

General and administrative expense for the 2017 Quarter was $4.4 million compared to $4.2 million for the 2016 Quarter. The increase of approximately $208,000 from the 2016 Quarter to the 2017 Quarter primarily resulted from an increase in consulting and professional fees of approximately $870,000, partially offset by decreases in stock-based compensation expense of approximately $534,000 and personnel costs of approximately $152,000.

As of June 30, 2017, Verastem had cash, cash equivalents and investments of $57.9 million compared to $80.9 million as of December 31, 2016.

The number of outstanding common shares as of June 30, 2017, was 36,992,418.

Financial Guidance

Based on our current operating plans, we expect to have sufficient cash, cash equivalents and investments to fund our research and development programs and operations into 2018.

About the Tumor Microenvironment

The tumor microenvironment encompasses various cellular populations and extracellular matrices within the tumor or cancer niche that support cancer cell survival. This includes immunosuppressive cell populations such as regulatory T-cells, myeloid-derived suppressor cells, M2 TAMS, as well as tumor-associated fibroblasts and extracellular matrix proteins which can hamper the entry and therapeutic benefit of cytotoxic immune cells and anti-cancer drugs. In addition to targeting the proliferative and survival signaling of cancer cells, Verastem’s compounds duvelisib and defactinib target the tumor microenvironment as a mechanism of action to potentially improve a patient’s response to therapy.

About Duvelisib

Duvelisib is an investigational, dual inhibitor of phosphoinositide 3-kinase (PI3K)-delta and PI3K-gamma, two enzymes that are known to help support the growth and survival of malignant B-cells and T-cells. PI3K signaling may lead to the proliferation of malignant B-cells and is thought to play a role in the formation and maintenance of the supportive tumor microenvironment.1,2,3 Duvelisib is currently being evaluated in late- and mid-stage clinical trials, including DUO®, a randomized, Phase 3 monotherapy study in patients with relapsed/refractory CLL/SLL,4 and DYNAMO®, a single-arm, Phase 2 monotherapy study in patients with refractory iNHL that achieved its primary endpoint of ORR upon topline analysis of efficacy data.5 Duvelisib is also being evaluated for the treatment of hematologic malignancies through investigator-sponsored studies, including T-cell lymphoma.6 Information about duvelisib clinical trials can be found on www.clinicaltrials.gov.

About Defactinib

Defactinib (VS-6063) is an investigational inhibitor of FAK, a non-receptor tyrosine kinase that mediates oncogenic signaling in response to cellular adhesion and growth factors.7 Based on the multi-faceted roles of FAK, defactinib is used to treat cancer through modulation of the tumor microenvironment, enhancement of anti-tumor immunity, and reduction of cancer stem cells.8,9 Defactinib is currently being evaluated in three separate clinical collaborations in combination with immunotherapeutic agents for the treatment of several different cancer types including pancreatic, ovarian, non-small cell lung cancer, and mesothelioma. These studies are combination clinical trials with pembrolizumab and avelumab from Merck & Co. and Pfizer/Merck KGaA, respectively.10,11,12 Information about these and additional clinical trials evaluating the safety and efficacy of defactinib can be found on www.clinicaltrials.gov.

About Verastem, Inc.

Verastem, Inc. (NASDAQ:VSTM) is a biopharmaceutical company focused on discovering and developing drugs to improve outcomes for patients with cancer. Verastem is currently developing duvelisib, a dual inhibitor of PI3K-delta and PI3K-gamma, which has successfully met its primary endpoint in a Phase 2 study and is currently being evaluated in a Phase 3 clinical trial in patients with relapsed/refractory CLL/SLL.  In addition, Verastem is developing the FAK inhibitor, defactinib, which is currently being evaluated in three separate clinical collaborations in combination with immunotherapeutic agents for the treatment of several different cancer types, including pancreatic, ovarian, non-small cell lung cancer, and mesothelioma. Verastem’s product candidates seek to treat cancer by modulating the local tumor microenvironment, enhancing anti-tumor immunity and reducing cancer stem cells. For more information, please visit www.verastem.com.

Verastem, Inc. forward-looking statements notice:

This press release includes forward-looking statements about Verastem's strategy, future plans and prospects, including statements regarding the development and activity of Verastem's investigational product candidates, including duvelisib and defactinib (VS-6063), and Verastem's PI3K and FAK programs generally, the structure of our planned and pending clinical trials and the timeline and indications for clinical development, including reporting top-line data, and regulatory submissions, our rights to develop or commercialize our product candidates and our ability to finance contemplated development activities and fund operations for a specified period.  The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.  Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement.  Applicable risks and uncertainties include the risks that the preclinical testing of Verastem's product candidates and preliminary or interim data from clinical trials may not be predictive of the results or success of ongoing or later clinical trials; that data may not be available when expected, including for the Phase 3 DUO™ study; that enrollment of clinical trials may take longer than expected; that our product candidates will cause unexpected safety events or result in an unmanageable safety profile as compared to their level of efficacy; that duvelisib will be ineffective at treating patients with lymphoid malignancies; that Verastem will be unable to successfully initiate or complete the clinical development of its product candidates; that the development of Verastem's product candidates will take longer or cost more than planned; that Verastem may not have sufficient cash to fund its contemplated operations; that Verastem or Infinity Pharmaceuticals, Inc. (Infinity) will fail to fully perform under the duvelisib license agreement; that Verastem may be unable to make additional draws under its debt facility or obtain adequate financing in the future through product licensing, co-promotional arrangements, public or private equity, debt financing or otherwise; that Verastem will not pursue or submit regulatory filings for its product candidates, including for duvelisib in patients with CLL or iNHL; and that Verastem's product candidates will not receive regulatory approval, become commercially successful products, or result in new treatment options being offered to patients.  Other risks and uncertainties include those identified under the heading "Risk Factors" in Verastem's Annual Report on Form 10-K for the year ended December 31, 2016 and in any subsequent filings with the U.S. Securities and Exchange Commission.  The forward-looking statements contained in this press release reflect Verastem's views as of the date of this release, and Verastem does not undertake and specifically disclaims any obligation to update any forward-looking statements.

Verastem, Inc.

Brian Sullivan, 781-292-4214

bsullivan@verastem.com

References

1  Winkler D.G., Faia K.L., DiNitto J.P. et al. PI3K-delta and PI3K-gamma inhibition by IPI-145 abrogates immune responses and suppresses activity in autoimmune and inflammatory disease models. Chem Biol 2013; 20:1-11.

2  Reif K et al. Cutting Edge: Differential Roles for Phosphoinositide 3 kinases, p110-gamma and p110-delta, in lymphocyte chemotaxis and homing. J Immunol 2004:173:2236-2240.

3  Schmid M et al. Receptor Tyrosine Kinases and TLR/IL1Rs Unexpectedly activate myeloid cell PI3K, a single convergent point promoting tumor inflammation and progression. Cancer Cell 2011;19:715-727.

4 www.clinicaltrials.gov, NCT02004522

5 www.clinicaltrials.gov, NCT01882803

6 www.clinicaltrials.gov, NCT02783625, NCT02783625, NCT02158091

7  Schaller M.D. and Parsons J.T. Focal adhesion kinase: an integrin-linked protein tyrosine kinase. Trends Cell Biol. 1993 3: 258-62.

8  Jiang H et al. Targeting focal adhesion kinase renders pancreatic cancers responsive to checkpoint immunotherapy. Nat Med 2016: Aug 22(8) 851-60.

9  Sulzmaier F.J. et al. FAK in cancer: mechanistic findings and clinical applications. Nature Rev Cancer. 2014 14: 598-610.

10 www.clinicaltrials.gov, NCT02546531

11 www.clinicaltrials.gov, NCT02943317

12 www.clinicaltrials.gov, NCT02758587

Note: Presentations referenced in this press release can be downloaded at www.verastem.com/research/posters.aspx

Verastem, Inc.

Condensed Consolidated Balance Sheets

(in thousands)

	June 30,	December 31,
	2017	2016
	(unaudited)
Cash, cash equivalents and investments	$57,918	$80,897
Prepaid expenses and other current assets	1,835	398
Property and equipment, net	1,127	1,417
Other assets	959	917
Total assets	$61,839	$83,629

Accounts payable and accrued expenses	$11,066	$10,991
Long-term debt	2,293	—
Other liabilities	248	341
Stockholders’ equity	48,232	72,297
Total liabilities and stockholders’ equity	$61,839	$83,629

Verastem, Inc.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Operating expenses:
Research and development	$9,042	$4,492	$17,427	$8,671
General and administrative	4,425	4,217	9,188	8,472
Total operating expenses	13,467	8,709	26,615	17,143
Loss from operations	(13,467)	(8,709)	(26,615)	(17,143)
Interest income	140	140	295	280
Interest expense	(109)	—	(121)	—
Net loss	$(13,436)	$(8,569)	$(26,441)	$(16,863)
Net loss per share—basic and diluted	$(0.36)	$(0.23)	$(0.71)	$(0.46)
Weighted-average number of common shares used in net loss per share-basic and diluted	36,992	36,992	36,992	36,983